Bradford & Bingley

RECEIVED

2005 NOV 21 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012710

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

14 November 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 11/22

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

28 October 2005

Bradford & Bingley completes acquisition of £204 million loan portfolio from Kensington Mortgage Company Ltd

Bradford & Bingley plc is pleased to announce that it has today completed the purchase of a mortgage loan portfolio from Kensington Mortgage Company Limited, a wholly owned subsidiary of Kensington Group plc, for a consideration of around £204 million. The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

The portfolio has an average loan size of approximately £122,000 and an average loan to value of approximately 78%. All the loans are secured on UK residential property. In addition to reviewing the credit controls Kensington Mortgage Company Limited employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring processes. The portfolio has a credit profile of "Near Prime, Very Light and Light Adverse" loans and includes customers with lower credit characteristics than the Group's standard selective lending.

The Group previously purchased a similar portfolio from Kensington Mortgage Company Limited in February 2004 and the performance of this portfolio is in line with expectations. The Group will continue to closely monitor the performance of both portfolios against the higher returns they offer.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £39 billion on 30th June 2005, by around 0.5%.

Notes

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Neil Vanham
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806341
Fax: 01274 554899
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5632
Fax: 020 7067 5655
Email: nickie.aiken@bbg.co.uk

END